Exhibit 3.i

ARTICLES OF INCORPORATION

OF

MID PENN BANCORP, INC.

In compliance with the requirements of 15 Pa.C.S. Section 1306 (relating to Articles of Incorporation), the undersigned, desiring to be incorporated as a business corporation, hereby state that:

1. The name of the Corporation is Mid Penn Bancorp, Inc.

2. The address, including street and number, if any, of this Corporation’s initial registered office in this Commonwealth is 349 Union Street, Millersburg, Pennsylvania 17061, and the county of venue is Dauphin.

3. The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988 (15 Pa.C.S. Section 1101 et seq.), as the same may be amended.

4. The purpose or purposes of the Corporation are to have unlimited power to engage in and to do any lawful act concerning any or all business for which corporations may be incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as the same may be amended.

5. The aggregate number of shares that the Corporation shall have authority to issue is ten million (10,000,000) shares of Common Stock having a par value of One Dollar ($1.00) per share.

6. The name and address, including street and number, if any, of each of the Incorporators, and the number and class of shares subscribed to by each Incorporator is:

Name	Address	Number and Class of Shares
Earl R. Etzweiler	R.D. #1, Box 316 Millersburg, PA 17061	1 share of Common Stock

Charles F. Lebo	141 Lebo Road Halifax, PA 17032	1 share of Common Stock

William G. Nelson	900 Center Street Millersburg, PA 17061	1 share of Common Stock

Eugene F. Shaffer	903 East Union Street Millersburg, PA 17061	1 share of Common Stock

7. No merger, consolidation, liquidation or dissolution of the Corporation, nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of:

(a) the holders of at least eighty percent (80%) of the outstanding shares of Common Stock of the Corporation; or

(b) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock of the Corporation, provided that such transaction has received the prior approval of at least eighty percent (80%) of all of the members of the Board of Directors.

8. Cumulative voting rights shall not exist with respect to the election of directors.

9. (a) The Board of Directors may, if it deems advisable, oppose a tender or other offer for the corporation’s securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but is not legally obligated to, consider any relevant, germane or pertinent issue; by way of illustration, but not to be considered any limitation on the power of the Board of Directors to oppose a tender or other offer for this corporation’s securities, the Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(i) Whether the offer price is acceptable based on the historical and present operating results or financial condition of the corporation;

(ii) Whether a more favorable price could be obtained for this corporation’s securities in the future;

(iii) The social and economic effects of the offer or transaction on this corporation and any of its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which this corporation and any of its subsidiaries operate or are located;

(iv) The reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors and customers of the corporation and its subsidiaries and the future value of the corporation’s stock;

(v) The value of the securities (if any) which the offeror is offering in exchange for the corporation’s securities, based on an analysis of the worth of the corporation or other entity whose securities are being offered;

(vi) The business and financial conditions and earnings prospects of the offeror, including, but not limited to, debt service and other existing or likely financial obligations of the offeror, and the possible affect of such conditions upon this corporation and any of its subsidiaries and the other elements of the communities in which this corporation and any of its subsidiaries operate or are located;

(vii) Any antitrust or other legal and regulatory issues that are raised by the offer.

(b) If the Board of Directors determines that an offer should be rejected, it make take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the offeror corporation’s securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

10. Opt Out and Nonapplicability of Subchapter G. This Corporation specifically opts out and shall not be governed by Subchapter G, Control-share Acquisitions, of Chapter 25 of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990. Subchapter G, Control-share Acquisitions, of Chapter 25 of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990, shall not be applicable to the Corporation.

11. Opt Out and Nonapplicability of Subchapter H. This Corporation specifically opts out and shall not be governed by Subchapter H, Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control, of Chapter 25 of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990. Subchapter H, Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control, of Chapter 25 of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990, shall not be applicable to the Corporation.

12. Articles 7, 8, 9, 10, 11 and 12 shall not be amended unless first approved by the affirmative vote of:

(a) the holders of at least eighty percent (80%) of the outstanding shares of Common Stock of the Corporation; or

(b) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock of the Corporation, provided that such amendment has received the prior approval of at least eighty percent (80%) of all of the members of the Board of Directors.

IN TESTIMONY WHEREOF, the incorporators have signed these Articles of Incorporation this 14th day of August, 1991.

/s/ Earl R. Etzweiler	/s/ William G. Nelson
Earl R. Etzweiler	William G. Nelson

/s/ Charles F. Lebo	/s/ Eugene F. Shaffer
Charles F. Lebo	Eugene F. Shaffer